VIA EDGAR

June 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Tony Watson & Mr. Joel Parker

Re: ICF International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Response dated May 12, 2023

File No. 1-33045

Dear Gentlemen:

ICF International, Inc. (“Company” or “we”) hereby sets forth the following information in response to the comment contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated May 30, 2023, relating to the Company’s Annual Report on Form 10-K (File No. 1-33045) for the fiscal year ended December 31, 2022 (the “Form 10-K”). We have set forth below the comment received from the Staff, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Service Revenues, page 45

1.
We note your response to comment 2. Your deduction of subcontractors and other direct costs as if you were acting as an agent in these transactions appears to result in an individually tailored recognition method. Please revise your presentation to omit this adjustment or tell us why you believe it is appropriate. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company respectfully advises the staff that:

The Company defines Service Revenue (SR), a non-GAAP measure, as GAAP revenue less (i) direct subcontractor costs, and (ii) other related direct costs, which includes but is not limited to direct materials required for the fulfillment of the contract, temporary (non-employee) labor costs, and travel expenses. Essentially, SR represents the Company’s revenues generated by its own employees in rendering contracted services for the Company’s customers, including time incurred to manage subcontractor activities and the procurement of materials.

As a diverse consulting business[1], ICF’s use of subcontractors and other direct costs is more prevalent in certain business areas such natural disaster management, marketing, and communication services. In addition, the use of subcontractors and other direct costs is driven by performance obligations specific to individual contracts, and sometimes by customer-mandated use of non-Company resources. As such, subcontractor and other direct costs may fluctuate from period to period. Consequently, the Company manages its business on a metric based on internal labor, i.e., SR, which allows it to identify actual economic contribution generated and managed by its workforce.

SR is one of the key financial metrics used by the Company in developing its annual budget, quarterly forecasts, and is closely monitored during the monthly business reviews. The Company also uses SR as a key metric to analyze affordability of its strategic investments and level of indirect spending in support of operations.

The purpose of SR as a non-GAAP item is to provide readers with transparency on the trends of the business, by excluding the variability in the subcontractor and other direct costs. The following tables summarize the impact of variability in subcontractor & other direct costs on the (i) quarterly trends of revenue and SR growth within each of the last three fiscal years, and the (ii) annual trends of revenue and SR growth over the last several years.

* For example, due to the variability in the subcontractor and other direct costs, the sequential revenue growth from Q1 2020 to Q2 2020 was -1.2% but the corresponding SR growth rate was higher at +2.3%; sequential revenue growth from Q3 2020 to Q4 2020 was +20.5% but the corresponding SR growth rate was lower at -0.9%.

[1] ICF’s consulting business spans offerings across diverse areas such as natural disaster management, climate, energy, transportation, environmental planning, utility services, digital modernization, IT infrastructure services, social services, health, marketing, business transformation, aviation consulting, event planning & communications

** For example, due to the variability in the subcontractor & other direct costs, the sequential revenue growth from 2018 to 2019 was +10.5% but the corresponding SR growth rate was lower at +8.3%; sequential revenue growth from 2019 to 2020 was +1.9% but the corresponding SR growth rate was higher at +4.1%.

The intention of the Company’s presentation of SR, as a non-GAAP measure, is not to imply that ICF has no responsibility for fulfilling its obligations under its contracts or to present an alternative presentation as if it is acting in an agent’s capacity. The Company discloses in its accounting policy that it is the principal with respect to the subcontractor costs. The purpose of the SR metric is to supplementally provide information to investors on the trends of revenue without the variability in the subcontractor and other direct costs, regardless of whether the SR growth rate is higher or lower than the GAAP revenue growth rate.

The Company provides annual guidance to shareholders on both GAAP revenue and SR, and as a part of its quarterly earnings calls, discusses the trends in SR as a supplemental analysis to GAAP revenue trends. The Company has included SR as a supplemental disclosure in our public filings since 2013 and as such, the Company’s investors have historically used the SR disclosure as a component of their informed investment decisions process.

While SR is a key operating performance metric, it is also a key financial metric used for the majority of the Company’s annual incentive compensation (bonus) plans. We use SR and Operating margin (computed from SR) as the two financial metrics to determine the bonus pool amounts and specific payouts to employees. We measure achievement against SR and operating margin targets at both the Company and the operating group levels.

The Company’s presentation of the non-GAAP measure of SR does not purport to accelerate revenue recognition, change timing of revenue recognition, include revenues that are not recognized under GAAP, or to be more prominent than GAAP revenue.

Considering the forgoing, we believe that SR is a key measure that provides our investors the same information that management uses to make business and investment decisions. We do not believe that presentation of SR is the type of tailored accounting method that would be misleading in the context of Question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures and Rule 100(b) of Regulation G referenced therein.

We appreciate your consideration of our response and would welcome the opportunity to speak with you directly should you need additional information or have further questions.

Thank you,

/s/ Barry Broadus

Barry Broadus

Senior Vice President, Chief Financial Officer

ICF International, Inc.